Ex. 99.28(d)(46)(v)

Amendment

to the Investment Sub-Advisory Agreement By and Between

Jackson National Asset Management, LLC and

Neuberger Berman Investment Advisers LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Neuberger Berman Investment Advisers LLC (formerly Neuberger Berman Fixed Income LLC), a Delaware limited liability company and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 30th day of April, 2012, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of the JNL Series Trust (the “Fund”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Parties desire to amend the Agreement to formalize the ability of the Sub-Adviser to use certain personnel of affiliates to assist with investment advisory services to the Fund in reliance on no-action letters regarding “participating affiliates” issued by the Securities and Exchange Commission staff.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Delete paragraph 4 of Section 3. “Management” in its entirety and replace it with the following:

The Sub-Adviser is permitted to use persons employed by an “affiliated person” (as defined in the 1940 Act) of the Sub-Adviser, each of whom shall be treated as an “associated person” of the Sub-Adviser (as defined in the Investment Advisers Act of 1940, as amended) to provide, or assist in providing, discretionary investment advisory services under this Agreement to the extent not prohibited by, or inconsistent with, applicable law, including the requirements of the 1940 Act, the rules thereunder, and relevant positions of the SEC and its staff. In addition, Sub-Adviser is permitted to use affiliates that are not registered as investment advisers with the SEC and employees of such affiliates, to provide non-discretionary investment advisory services, and in connection therewith, such affiliates are hereby authorized to execute, on behalf of the Fund, such derivative agreements (including, without limitation, ISDA documentation) as Sub-Adviser or its affiliate deems necessary or appropriate in connection with the Fund’s investment activities. Sub-Adviser is also permitted to delegate administrative and “back office” functions, including portfolio reconciliation and loan amendment registration, to any affiliate of Sub-Adviser as well as third-party service providers subject to confidentiality agreements. Any delegation to affiliates and third-party service providers, and the use of affiliated persons, shall be subject to Sub-Adviser’s responsibility and liability under the terms of this Sub-Advisory Agreement.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of June 5, 2019.

Jackson National Asset Management, LLC		Neuberger Berman Investment Advisers LLC

By:	/s/ Mark D. Nerud	By:	/s/ Brian Kerrane
Name:	Mark D. Nerud	Name:	Brian Kerrane
Title:	President and CEO	Title:	Managing Director